SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940
ADVISERS INVESTMENT TRUST
Exact Name of Registrant
NOTIFICATION OF ELECTION
     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission (the “Commission”) that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.
SIGNATURE
     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of Columbus and the State of Ohio on the 8th day of August, 2011.

ADVISERS INVESTMENT TRUST
(Name of Registrant)

By:	/s/ Scott A. Englehart Name: Scott A. Englehart
Title: Trustee and President

Attest:	/s/ Robin M. Baxter Name: Robin M. Baxter
Title: Secretary